

Mail Stop 3628

November 9, 2016

<u>Via E-mail</u>
Jeremy Beard
Chief Executive Officer
Starwood Commercial Mortgage Depositor, LLC
1601 Washington Avenue, Suite 800
Miami Beach, Florida 33139

> **Re: Starwood Commercial Mortgage Depositor, LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed October 26, 2016**
> **File No. 333-213540**

Dear Mr. Beard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2016 letter.

Form of Prospectus

Summary of Terms

Offered Certificates – Distributions – Subordination, Allocation of Losses, and Certain Expenses, page 32

1. We note that, in response to prior comment 4, you have revised to include bracketed disclosure to identify other credit enhancement if applicable. Please revise the form of prospectus, both here and elsewhere as appropriate, to describe fully the credit enhancement reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. In the alternative, please confirm that you will add such credit enhancement by post-effective amendment pursuant to

Securities Act Rule 430D(d)(2). Please confirm that such post-effective amendment would provide the required disclosure about the other forms of credit enhancement or other support in accordance with Item 1103(a)(3)(ix) and Item 1114 of Regulation AB.

Risk Factors

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us, page 74

2. We note your response to prior comment 11 and reissue. While we note that the sponsor is the entity that will perform the review and that you are relying on representations and warranties, the statement "If we had re-underwritten the mortgage loans, it is possible that the re-underwriting process…may have revealed inaccuracies in the representations and warranties" gives the impression that the disclosure provided elsewhere in the prospectus may not be accurate. Note that the review required by Rule 193 requires that the review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects. To minimize confusion, please revise your risk factor to state whether it was the sponsor's finding and conclusion that the disclosure regarding the pool assets is accurate in all material respects, or delete the risk factor.

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 74

3. We note your response to prior comment 12 and reissue. Risk factors should describe risks that make your offering speculative or risky and it is unclear why you include this risk factor because static pool disclosure is not included in your prospectus and should be deleted because it does not describe a risk related to your offering. If you believe, however, that investors should review static pool data subject to these factors, then please revise your prospectus to include the static pool information.

Exhibits

Exhibit 5.1 – Opinion of Sidley Austin LLP as to the legality of the Certificates

4. Please confirm that an appropriately unqualified legal opinion will be filed at the time of each takedown. See Section II.B.2.a. of the Division of Corporation Finance Staff Legal Bulletin No. 19.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 if you have questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Andrew J. Sossen, Esq., Starwood Commercial Mortgage Depositor, LLC
       Kevin Blauch, Esq., Sidley Austin LLP